FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 4th of November, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	November 4th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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NOTICE OF ADJOURNMENT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 11th, 2004

Notice is hereby given that a quorum was not present at the Annual General Meeting (the "Meeting") of the shareholders (the "Shareholders") of M-Systems Flash Disk Pioneers Ltd. (the "Company") that was scheduled to be held on Thursday, November 4th, 2004, at 10:00 a.m., local time, at the offices of the Company located at 7 Atir Yeda St., Kfar Saba 44425, Israel. Pursuant to Israeli law and in accordance with the terms of the Company`s Articles of Association (the "Articles"), if within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.

Accordingly, the Chairman of the Meeting adjourned the Meeting to November 11th, 2004, at the same time and place as set forth above (the "Adjourned Meeting"). According to the provisions of the Articles, at such Adjourned Meeting, any two (2) Shareholders present in person or by proxy, shall constitute a quorum.

The agenda of the Adjourned Meeting shall include only those items that were lawfully to have been transacted at the Meeting as originally called. All provisions and conditions set forth in the original notice of the Meeting dated September 27th, 2004 and the accompanying Proxy Statement sent to the Shareholders (the "Notice and Proxy"), shall apply to the Adjourned Meeting, mutatis mutandis. All votes of Shareholders who executed and submitted the Proxy Card enclosed with the Notice and Proxy prior to November 4th, 2004, remain valid and effective for the Adjourned Meeting, unless these proxies are specifically revoked by notice to the Company prior to the Adjourned Meeting.

/S/ Dov Moran

Dov Moran

Chairman of the Board, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Ltd.

November 4th, 2004

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